AEM SPA

03 MAR 25 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/087/2003/AG/cg

BY UPS

03007758

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

March 19, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Report of Aem Directors on the Agreement to be entered into between Aem S.p.A. and e.Biscom S.p.A. as to the shareholdings held in Fastweb S.p.A. and Metroweb S.p.A. and as to implementing the relevant operations.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Encl.

dlw 4/7

AEM S.p.A.

Ordinary Meeting

March 31st, 2003 – 1st call
April 1st, 2003 – 2nd call

FILE NO. 82-4911

Report pursuant to article 3 of Ministerial Decree n° 437, dated November 5, 1998

on the agreement to be entered into between Aem S.p.A. and e.Biscom S.p.A. as to the shareholdings held in Fastweb S.p.A. and Metroweb S.p.A. and as to implementing the relevant operations.

Aem S.p.A.

Registered office: Milan, Corso di Porta Vittoria n° 4

Fully paid-up share capital: € 936.024.648,00.-

Fiscal code, VAT and Milan Register of Companies

Number 11957540153

NOTICE OF ORDINARY SHAREHOLDERS' MEETING

Shareholders are convened for the ordinary meeting to be held in Milan, at Palazzo Turati, Via Meravigli n° 9/b, on March 31st, 2003, at 10:00 a.m., in first call, and, if necessary, on April 1st, 2003, in second call, at the same time and place, to discuss and resolve upon the following

AGENDA

1. Authorization, pursuant to article 16 of the By-Laws, to enter into the agreement between Aem S.p.A. and e.Biscom S.p.A. as to the shareholdings held in Fastweb S.p.A. and Metroweb S.p.A., and as to implementing the relevant operations.

The meeting may be attended by the shareholders holding the certification issued, pursuant to article 85 of Legislative Decree n° 58/'98, by a stockbroker belonging to the Monte Titoli S.p.A. centralised clearing system.

The report of the Board of Directors on the sole issue on the agenda will be made available to the public at the company's registered office and at Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on www.aem.it website, during the fifteen days prior to the date set for the meeting.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli

Dear Shareholders,

you are called to approve - pursuant to Article 16, letter b), of the By-Laws - the transfer to be made to e.Biscom S.p.A. (hereinafter referred to as "e.Biscom") of the shareholding (equal to about 30.80%) held by your Company in Fastweb S.p.A. (hereinafter referred to as "Fastweb"), the simultaneous purchase by AEM S.p.A. (hereinafter referred to as "AEM") of the shareholding (equal to about 33%) held by e.Biscom in Metroweb S.p.A. (hereinafter referred to as "Metroweb") and the undertaking by AEM to underwrite convertible debentures of e.Biscom up to an overall maximum amount equal to about € 240 million.

The price agreed upon for transferring Fastweb is equal to € 277.2 million, while the price agreed upon for purchasing Metroweb is equal to about € 37.2 million. Prices have been established by taking into account economic and financial appraisals based on the companies' business plan, as well as the stock-exchange trend of e.Biscom stock and the market valuations made by leading financial analysts; such evaluation criteria have been identified with the help of Morgan Stanley, which has acted as financial adviser of AEM in the transaction. The convertible debenture loan which shall be issued by e.Biscom is equal to about € 240 million and shall be offered as an option to all the shareholders of e.Biscom; AEM has agreed with the majority shareholders of e.Biscom to underwrite 50.1% of the convertible debentures by purchasing the rights thereof and has guaranteed to underwrite the issue for any remaining part which has not been optioned.

As widely disclosed by press releases, the entire transaction will enable both AEM and e.Biscom to seize a number of opportunities; in particular, it will allow:

- AEM: **(i)** to acquire 100% of the share capital of Metroweb - the company which implemented the network in the Milan district, providing the network itself, in just three years, with the most extensive fibre optic infrastructure in the world - and **(ii)** to dispose of the shareholding held in Fastweb, so focusing its own activity on the core business; however, AEM shall keep the possibility of getting any higher value of Fastweb (which would necessarily reflect on the value of the e.Biscom shares) through the underwriting and the possible conversion of the convertible debentures into e.Biscom shares;

- e.Biscom to acquire 100% of the share capital of Fastweb - the leading Italian company in broadband voice-data-video telecommunications services - so strengthening the core business of the Group.

The issue of a convertible debenture loan means for AEM an undoubtedly profitable investment, since it makes it possible - in the event of non-conversion - to keep the par value of the debentures (that is about € 240 million) protected until the expiry date thereof, and, in the event of conversion, to acquire a significant shareholding (equal to about 12.23 % of the share capital) in e.Biscom.

In order to participate in underwriting the debenture loan, AEM has assured itself the transfer by the e.Biscom majority shareholders of the option rights to 50.1% of the total issue; furthermore, it has guaranteed to underwrite any non-optioned remaining quantity up to the maximum amount of € 240 million.

Finally, due to the implementation of the transaction at issue, all the agreements and covenants entered into between AEM and e.Biscom and other parties, concerning e.Biscom itself, Fastweb and Metroweb, shall be terminated.

Transaction description and timing

The agreement entered into on March 7, 2003, between AEM and e.Biscom provides for: **(i)** the purchase by AEM of 33% of Metroweb held by e.Biscom, **(ii)** the sale by AEM to e.Biscom of 30.80% of Fastweb, **(iii)** the release of AEM from any present, past and future commitment in connection with the 1999 Fastweb Options and with the 2000 Fastweb Stock Option Plan, **(iv)** the issue by e.Biscom of a debenture loan convertible into e.Biscom shares and the capital increase serving such a loan and **(v)** the undertaking by AEM to underwrite the convertible debenture loan according to the procedures set forth herein.

The entire trading transaction is subject to the fulfilment - by July 31st, 2003 - of the following conditions precedent:

(i) as to the trading of Fastweb and Metroweb shares: the failure to start a preliminary investigation procedure by the Competition Authority or the notification by the Authority itself not to initiate the procedure itself; or, should a preliminary investigation procedure be initiated, the notification of the measure ending the procedure without providing for any amendment to the trading terms and conditions, and without imposing, in any case, a measure prohibiting (even if partially) such trading transactions;

(ii) the resolution to issue the convertible debenture loan and to increase the related capital to be made by the extraordinary meeting of e.Biscom;

(iii) the resolution approving the transaction to be made by the shareholders' meeting of AEM;

(iv) the resolution by Borsa Italiana S.p.A. (Italian Stock Exchange) - upon prior authorization by the Bank of Italy and Consob (*Commissione Nazionale per le Società e la Borsa*, Italian Securities and Exchange Commission) - fixing the first day of negotiation of the option rights related to the convertible debenture loan issued by e.Biscom on the Italian Electronic Equity Market.

Finally, the agreement provides that, should only one of the conditions precedent not be fulfilled by July 31st, 2003, the parties shall be entitled to withdraw, immediately and mutually releasing each other from any commitment and/or liability arising therefrom.

Trading of Fastweb shares

The share capital of Fastweb is held by AEM to the extent of 30.80% and by e.Biscom to the extent of 64.92% (rounded up).

The remaining 4.28% of the share capital of Fastweb is held by the company's managers who have underwritten Fastweb shares in compliance with the capital increase as resolved by the extraordinary meeting of Fastweb on November 30, 1999, within the "1999-2004 Fastweb Employees Incentive Plan".

Furthermore, following a further capital increase - as resolved within the "2000-2004 Fastweb Employees Incentive Plan", on September 25, 2000 - a total of 360,765 option rights were assigned for underwritting the same number of Fastweb shares.

The managers have entered with AEM and e.Biscom into put and call options regarding the shares underwritten and to be underwritten within the above incentive plans.

In this regard, e.Biscom - subject to the fulfilment of all the conditions precedent - shall undertake, release and hold AEM harmless from, all the present, past and future obligations arising from the option contracts related to the Fastweb shares.

The managers have expressly agreed to the sale of the shareholding held by AEM in Fastweb to e.Biscom, and they have also refrained from exercising the right of pre-emption on the purchase of Fastweb shares, as provided for by the company's by-laws.

AEM has solely guaranteed the full ownership and free marketability of the Fastweb shares to be transferred.

The trading price is set at € 277.2 million and the transfer of the shares shall take place on the day subsequent to the first day of trading of the option rights related to the convertible debenture loan on the Italian Electronic Equity Market, provided that all the conditions precedent - to which the contract of sale is subject - have been fulfilled.

Trading of Metroweb shares

The share capital of Metroweb is held by AEM to the extent of 67% and by e.Biscom to the extent of 33%.

e.Biscom has solely guaranteed the full ownership and the free marketability of the Metroweb shares to be transferred.

The trading price is set at € 37.2 million (rounded up) and the transfer of the shares shall take place on the day subsequent to the first day of trading of the option rights related to the convertible debenture loan on the Italian Electronic Equity Market, provided that all the conditions precedent - to which the contract is subject - have been fulfilled.

Convertible debenture loan

e.Biscom has called an extraordinary meeting to be held on April 14, 2003, in first call, and, to be held, if necessary, on April 15, 2003, in second call; such a meeting shall resolve upon the issue of a convertible debenture loan for a maximum amount of € 240,003,685.60.-, to be offered as an option to the shareholders and upon a simultaneous increase in the share capital up to an overall maximum amount of € 3.51 million, exclusively reserved to the underwriters of the loan, by issuing - on one or more occasions - a maximum number of 6,750,000.- new shares, with a par value of € 0.52. each, by charging a premium on the issue, which, following the issue, shall represent the 12.23% of the share capital of e.Biscom.

The conversion price for each share shall be equal to € 35.56.-, excluding any adjustment to be made according to the anti-dilution provisions.

Should the official price of the e.Biscom shares be higher than 115% of the conversion price between the 13th and 24th month as of the underwriting date, or should it be higher than 112.5% of the conversion price between the 25th month and the expiry date, for eight consecutive stock trading sessions, e.Biscom shall have the power - starting from the 13th month, and it being understood the conversion right to which the holders of the convertible debentures are entitled - to refund in advance 62% of the par value of the loan.

At any time when the conversion is exercised by the debenture-holders, e.Biscom shall have the power to assign the shares in question, or to pay the relevant cash countervalue, as calculated on the number of shares - to be assigned - as calculated at the official mean price of the 5 days prior to the exercise of such a power.

Should no conversion be exercised at the expiry date, and should the issuer not exercise the right to an advance refund, e.Biscom shall be entitled to refund up to 50% of the par value of the debenture loan (the debentures being calculated on the basis of the official mean price as registered in the last 20 stock exchange days and decreased by 5%) and the remaining part by cash.

The majority shareholders of e.Biscom have entered into an agreement with AEM providing that, should the shareholders' meeting approve the issue of said loan, the option rights shall be sold to AEM to an extent of 50.1% of the total issue. Such option rights shall be transferred to AEM on the day subsequent to the first day of trading of the option rights, in consideration of an overall payment of € 15.-.

In consideration of such a transfer, AEM shall provide the authorized stockbrokers with irrevocable instructions to underwrite 50.1% of the convertible debentures, as well as the convertible debentures which shall result not to be optioned at the end of the offer to the shareholders, up to an overall maximum amount of € 240 million.

AEM reserves the right to transfer all or part of the debentures deriving from the convertible debenture loan.

****

Therefore, in the light of the above, you are invited to approve the following resolution:

"The shareholders' meeting of AEM S.p.A., as convened at an ordinary session,

resolves

- *to approve, pursuant to article 16 of the By-Laws, to sell to e.Biscom S.p.A. the shareholding of 30.80% held by AEM S.p.A. in Fastweb S.p.A., for a corresponding amount equal to € 277,200,000.00.-, to purchase the shareholding of 33% held by e.Biscom S.p.A.*

in Metroweb S.p.A.. for a corresponding amount equal to € 37,196,314.40.-, the underwriting by AEM S.p.A. of the convertible debenture loan of e.Biscom S.p.A. up to an overall maximum amount of € 240,003,685.60.-, the conversion, if any, of the relevant convertible debentures into e.Biscom shares, as well as the implementation of the relevant operations;

- *to grant the Board of Directors every necessary power for implementing the transaction resolved, also including any power of sub-delegation"*

Milan, March 14, 2003

On behalf of the Board of Directors

The Chairman
Giuliano Zuccoli